UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE
         Mail Stop 3561

				February 6, 2006

By Facsimile and U.S. Mail

Mr. John Hanna
Chief Executive Officer
The Fashion House Holdings, Inc.
6310 San Vicente Blvd., #275
Los Angeles, California 90048

		Re:	The Fashion House Holdings, Inc.
			Form 10-QSB for the quarterly period ended September
30, 2005
			Filed January 3, 2006
			File No. 033-07075-LA
			Form 8-K
			Filed August 22, 2005
			Form 8-K/A
			Filed December 6, 2005

Dear Mr. Hanna:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter




Financial Statements Form 10-QSB September 30, 2005

Note 1 - Organization and Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9
1. We note that the trading company holds goods on consignment until shipment to the customer and that the trading company has title to the goods during delivery. Please tell us what facts you considered in determining it was appropriate to recognize revenue upon shipment of the goods and not at the time title transfers to the customer. Also advise us how you considered Question 2 of SAB Topic 13:A:2. We may have further comment.
2. Also advise us where inventory is classified in your balance sheet.

Earnings Per Share, page 10
3. Please amend your Form 10-QSB to include the full disclosure requirements of SFAS 128, paragraphs 40 and 41. Please provide a reconciliation of the numerator and denominator as required by paragraph 40(a) of SFAS 128.

Note 2 - Accounts Receivable Factoring, page 12
4. Please expand your disclosure to include a reconciliation of accounts receivable at each balance sheet date showing the receivables assigned to the factor, the advances to (from) the factor, amounts due from factor, the amount of unfactored accounts receivable and the allowances for returns and allowances, as applicable.
5. Please tell us what specific cash flows are included in "Due to factor, net" and the basis for the net presentation. Also, in this regard, please advise us if the borrowing and repayment of amounts borrowed using the receivables as collateral are classified as financing cash flows and cash inflows directly from the receivables (collections) are reported as operating cash flows.

Note 4 - Commitments and Contingencies, page 13
6. Please clarify your accounting for the gain on the sale of the trademark rights of Nicole Miller. We note you acquired the right to use the trademark with Nicole Miller pursuant to a license agreement which was to expire on March 3, 2009. If you acquired the license and not the right to use the license, clarify that fact.



Note 5 - Convertible Notes Payable, page 14
7. Please amend your Form 10-QSB to include, as an exhibit, any agreements with regards to the convertible notes payable and warrants. See Item 60l of Regulation S-B.
8. Please clarify to us your accounting for the convertible notes payable and related warrants. Show us how you arrived at amounts disclosed in the notes and the financial statements. Your explanation should also include journal entries made.

Note 6 - Equity Transactions, page 15
9. With regards to the warrant liability recorded in the balance sheet of $712,000, it appears this amount reflects the value of the warrants associated with the convertible notes only and not the warrants that could potentially be issued as a penalty because a registration statement has not been filed or declared effective. Please explain.

Form 8-K requirements

Form 8-K filed August 22, 2005
10. We note a reverse merger occurred on August 19, 2005 whereby The Fashion House was considered the accounting acquirer as its shareholders obtained control of TDI after the transaction. Item 9.01(a) of Form 8-K requires financials statements for the two most recently completed fiscal years of the acquirer to be presented. Additionally, unaudited interim financial statements of the accounting acquirer for any interim period and the comparable prior year period and pro forma financial information depicting the effects of the acquisition should be included. We note your footnote on Item 9 of Form 8-K, filed August 22, 2005, that the financials and pro forma financial information will be provided by amendment within seventy-one days. Seventy-one days, from the initial due date of Form 8-K, expired on November 2, 2005. Please file the required amendment to the Form 8-K.

Form 8-K filed December 6, 2005
11. Please provide to us, in reasonable detail, the facts surrounding the reported disagreement with Stonefield Josephson as reported on under Item 4.01 Form 8-K/A filed December 6, 2005. With regards to the intangible asset explain the beliefs of Fashion Holdings in contrast to those of Stonefield Josephson.





		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran
		Branch Chief
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Mr. John Hanna, Chief Executive Officer
The Fashion House Holdings, Inc.
February 6, 2006
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